FINANCIAL SUMMARY


           (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

                               FY2005 Semi-Annual
                   (April 1, 2004 through September 30, 2004)



        English translation from the original Japanese-language document





                            TOYOTA MOTOR CORPORATION

         Cautionary Statement with Respect to Forward-Looking Statements


         This report contains forward-looking statements that reflect Toyota's plans and expectations. These forward-looking statements are not guarantees of future performance and involve known and unknown risks, uncertainties and other factors that may cause Toyota's actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements. These factors include: (i) changes in economic conditions and market demand affecting, and the competitive environment in, the automotive markets in Japan, North America, Europe and other markets in which Toyota operates; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar, the Euro, the Australian dollar and the British pound; (iii) Toyota's ability to realize production efficiencies and to implement capital expenditures at the levels and times planned by management; (iv) changes in the laws, regulations and government policies in the markets in which Toyota operates that affect Toyota's automotive operations, particularly laws, regulations and policies relating to trade, environmental protection, vehicle emissions, vehicle fuel economy and vehicle safety, as well as changes in laws, regulations and government policies that affect Toyota's other operations, including the outcome of future litigation and other legal proceedings; (v) political instability in the markets in which Toyota operates; (vi) Toyota's ability to timely develop and achieve market acceptance of new products; and (vii) fuel shortages or interruptions in transportation systems, labor strikes, work stoppages or other interruptions to, or difficulties in, the employment of labor in the major markets where Toyota purchases materials, components and supplies for the production of its products or where its products are produced, distributed or sold.

         A discussion of these and other factors which may affect Toyota's actual results, performance, achievements or financial position is contained in Toyota's annual report on Form 20-F, which is on file with the United States Securities and Exchange Commission.

      -------------------------------------------------------------------

         This report contains summarized and condensed financial statements prepared in accordance with accounting principles generally accepted in the United States of America.

                        OVERVIEW OF ASSOCIATED COMPANIES
           (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

         Toyota Motor Corporation ("TMC") and its associated companies (540 consolidated subsidiaries and 226 affiliates as of September 30, 2004) are engaged mainly in the automotive industry and also in the financial services and other businesses.

         The following three business segments are segmented on the basis as stated under the "Segment Information" according to the business category.

    Automotive:
            This business involves the design, manufacturing and sale of passenger cars, recreational vehicles, sport utility vehicles, minivans, trucks, buses and related parts. Automobiles are manufactured mainly by TMC, Hino Motors, Ltd., and Daihatsu Motor Co., Ltd., but a portion of manufacturing is consigned to Toyota Auto Body Co., Ltd. and others. Automobiles are also manufactured by Toyota Motor Manufacturing, Kentucky, Inc. and other overseas companies. Automobile parts are manufactured by TMC, Denso Corporation and others. These products are sold through Tokyo Toyo-Pet Motor Sales Co., Ltd. and other dealers and to certain large customers, directly by TMC. Overseas, sales are made through Toyota Motor Sales, U.S.A., Inc. and other distributors and dealers. In addition, Volkswagen vehicles are sold through TMC and some dealers in Japan.
    Financial Services:
            This business involves the provision of loans and leases to customers and the provision of loans to dealers. Toyota Finance Corporation in Japan, Toyota Motor Credit Corporation and other overseas subsidiaries and affiliates provide sales financing for TMC's products and the products of its subsidiaries and affiliates.
    All other:
            Other business includes the design, manufacturing and sale of housing, telecommunications and other businesses. Housing is manufactured by TMC and sold through domestic housing dealers.


* Consolidated subsidiaries, ** Companies accounted for under the equity method

           ______________________________________________________________
           |                    Toyota Motor Corporation                 |    Flow of products
           |_____________________________________________________________|    Flow of services


                               ___________________________
                              |     *Hino Motors, Ltd.    |
                              | *Daihatsu Motor Co., Ltd. |
                              |___________________________|

Manufacturing companies in Japan                                   Manufacturing companies overseas
 _____________________________________________________________     _______________________________________________
|  *Toyota Motor Kyushu, Inc.  *Toyota Motor Hokkaido, Inc.   |   |  *Toyota Motor Manufacturing, Kentucky, Inc.  |
|  *Toyota Auto Body Co., Ltd.  *Kanto Auto Works, Ltd.       |   |  *Toyota Motor Manufacturing, Indiana, Inc.   |
|  *Araco Corporation                                         |   |  *Toyota Motor Manufacturing Canada Inc.      |
| **Toyota Industries Corporation  **Aichi Steel Corporation  |   |  *Toyota Motor Manufacturing (UK) Ltd.        |
| **Toyoda Machine Works, Ltd.                                |   |  *Toyota Motor Thailand Co., Limited          |
| **Aisin Seiki Co., Ltd.  **Denso Corporation                |   |  *Toyota Motor Corporation Australia Ltd.     |
| **Toyoda Gosei Co., Ltd.  **Aisin AW Co., Ltd.  etc.        |   |  *PT Astra Daihatsu Motor                     |
|                                                             |   | **New United Motor Manufacturing, Inc.  etc.  |
|_____________________________________________________________|   |_______________________________________________|


Dealers in Japan                                                   Distributors overseas
 _____________________________________________________________      _____________________________________________________
|  *Tokyo Toyota Motor Co., Ltd.                              |    | *Toyota Motor Sales, U.S.A., Inc.                   |
|  *Tokyo Toyo-Pet Motor Sales Co., Ltd.                      |    | *Toyota Motor Marketing Europe n.v./s.a.            |
|  *Osaka Toyopet Co., Ltd.  *Toyota Tokyo Corolla Co., Ltd.  |    | *Toyota Deutschland G.m.b.H.                        |
|  *Tokyo Hino Motors, Ltd.                                   |    | *Toyota (GB) PLC  *Hino Motor Sales (Thailand) Ltd. |
|  *Hyogo Daihatsu Hanbai Co., Ltd.  etc.                     |    | *Daihatsu Deutschland GmbH etc.                     |
|_____________________________________________________________|    |_____________________________________________________|

                    Financial companies
                    ________________________________________________                   __________________________________
                   |  * Toyota Finance Corporation                  |                 |         Dealers overseas         |
                   |  * Toyota Motor Credit Corporation  etc.       |                 |                                  |
                   |________________________________________________|                 |__________________________________|

 ____________________________________________________________________________________________________________________________
|                                                         Customers                                                          |
|____________________________________________________________________________________________________________________________|


         Other major companies include Toyota Motor North America, Inc., which deals with public relations and research activities in North America, Toyota Motor Manufacturing, North America, Inc., which controls manufacturing companies in North America, Toyota Motor Europe n.v./s.a., which deals with public relations activities in Europe, Toyota Motor Engineering & Manufacturing Europe n.v./s.a., which controls manufacturing companies in Europe, and Toyota Financial Services Corporation, which controls the management of financial companies.




                                 Consolidated 1

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

         (Overview of Changes in Major Associated Companies)


         For FY2005 semi-annual, there is no change in our major associated companies.





                                 Consolidated 2

                                MANAGEMENT POLICY
           (All financial information has been prepared in accordance with accounting principles generally accepted in the
                            United States of America)

    1. Toyota's Basic Management Policy


         Toyota Motor Corporation ("TMC") holds up the "Guiding Principles at Toyota Motor Corporation" as its basic management policy and believes that efforts to achieve the goals set forth in the principles will lead to an increase in shareholder value. The "Guiding Principles at Toyota Motor Corporation" are as follows:

             (1) Honor the language and spirit of the law of every nation and undertake open and fair corporate activities to be a good corporate citizen of the world.
             (2) Respect the culture and customs of every nation and contribute to economic and social development through corporate activities in the communities.
             (3) Dedicate ourselves to providing clean and safe products and to enhancing the quality of life everywhere through all our activities.
             (4) Create and develop advanced technologies and provide
                 outstanding products and services that fulfill the needs of customers worldwide.
             (5) Foster a corporate culture that enhances individual creativity and teamwork value, while honoring mutual trust and respect between labor and management.
             (6) Pursue growth in harmony with the global community through innovative management.
             (7) Work with business partners in research and creation to achieve stable, long-term growth and mutual benefits, while keeping ourselves open to new partnerships.

    2. Basic Policy on the Distribution of Profits


         TMC positions the benefit of its shareholders as one of its priority management policies and promotes its business aggressively while improving and strengthening its corporate foundations. We seek to achieve stable and continuous growth over the long term. Based on this policy, TMC will endeavor to continue payment of stable dividends over the long term, taking into consideration its financial performance and dividend payout ratios, etc. We are responding appropriately to changes in the business environment and acquiring treasury stock to improve capital efficiency.

          In anticipation of continued growth in automotive markets, we will continue to consider appropriate utilization of our internal funds to develop solid management foundations that can withstand extreme changes in the business environment, to invest in the improvement of product performance and the development of next-generation technologies to achieve future growth, to develop production and sales networks in Japan and overseas and to expand into new business segments to further augment our global business.


    3. Policy for the Granting of Stock Options and Other Incentive Plans

         Currently, TMC maintains an incentive plan for granting stock options to our directors, managing officers and senior managers, etc. Together with this plan, TMC also maintains an incentive plan for the executives of its overseas subsidiaries and affiliated companies.
         TMC believes that these incentive plans will heighten their willingness and motivation to improve business performance in the medium- and long-term, enhance international competitiveness and profitability, and contribute to increased shareholder value.




                                 Consolidated 3

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


    4. Basic Policy on Corporate Governance and Status of Policy Implementation

         TMC has positioned the stable long-term growth of shareholder value as a top-priority management issue. We believe that in carrying this out, it is essential that we achieve long-term and stable growth by building positive relationships with all stakeholders including shareholders and customers as well as business partners, local communities and employees, and by supplying products that will satisfy our customers. To this end, we are working to enhance corporate governance through a variety of measures designed to further increase our competitiveness as a global company.
         Specifically, TMC has introduced a new management system, as approved by the general shareholders' meeting in June 2003, which features a streamlined board of directors with a smaller headcount and a new position of managing officers. Under the new system, senior managing directors not only participate in the company's overall management as board members but also serve as a link between management and operations by acting as the top managers of particular operational divisions (businesses). TMC believes that the adoption of this system reflecting ideas of front-line operations, which has been one of the company's strengths, will lead to a quick implementation of the management decisions into operations, facilitate incorporation of the ideas of front-line operations in the company's overall business strategies and promote decision making that is close to front-line operations.
         TMC also maintains a corporate auditor system based on the Japanese Commercial Code, which serves to ensure appropriate management. In order to ensure transparency in the company's activities, TMC has increased the number of outside corporate auditors to four out of a total of seven at last year's general shareholder's meeting. In addition, TMC has established a "Committee of Ethics for Corporate Conduct", consisting of directors at the executive vice president level and above as well as corporate auditors, to review all corporate activities from the viewpoint of legal compliance and corporate ethics. Furthermore, TMC holds a meeting of the International Advisory Board twice a year, which is comprised of experts outside Japan and provides TMC with advice concerning management strategies in connection with its globalization initiatives. Further, councils and committees such as "Labor-Management Council, Joint Labor-Management Round Table Conference," "Corporate Philanthropy Committee", and "Stock Option Committee" monitor and deliberate management and corporate behavior from the viewpoint of various stakeholders.
         TMC has also established a Compliance Hotline that allows employees to consult with an outside attorney concerning corporate ethics and compliance issues, and has implemented measures such as establishing a dedicated task force that assists departments in identifying compliance risks. TMC will continue to promote the "Guiding Principles at Toyota Motor Corporation" and the "Code of Conduct for Toyota Employees" which is a guideline for employees' attitude and conduct and will work to advance corporate ethics through training and education at all levels and in all departments. Furthermore, TMC is working towards reinforcing its internal control framework through establishment of project teams within the TMC in response to Section 404 of the U.S. Sarbanes-Oxley Act of 2002, applicable from fiscal year ending March 31, 2006.
         To enhance accountability, last year TMC began providing quarterly financial information to shareholders, investors and other stakeholders as part of its ongoing disclosure efforts, and last year we adopted accounting principles generally accepted in the United States of America for the preparation of consolidated financial statements to enhance the timeliness, transparency, and accessibility of the company's financial data. TMC also established a Disclosure Committee in its efforts to further ensure the complete and fair disclosure of material information in the annual report filed with the SEC, etc. in light of the Sarbanes-Oxley Act.
         TMC is audited by ChuoAoyama PricewaterhouseCoopers, the external auditor, pursuant to the Commercial Code Special Exemption Law of Japan, Securities Exchange Law of Japan and the U.S. Securities Exchange Act.
         TMC remains committed to the stable enhancement in shareholder value over the long-term by proposing and implementing these management strategies based on long-term perspectives.



                                 Consolidated 4

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

   5. TMC's Medium- and Long-term Management Strategy

         To continue its growth over the long-term, the Toyota Group will make combined efforts to address the following issues.
         An immediate issue is the steady implementation of key domestic and overseas projects. In Japan, we are promoting product deployment consistent with the branding of each sales channel and reinforcing our domestic sales structure including dealers through the creation of the new Netz dealer network and the introduction of the Lexus brand. Overseas, we are putting our full efforts into a successful launch of the IMV Project, for manufacturing facilities mainly in the ASEAN region to supplement each other in the manufacture of key parts for the production of pickup trucks and multi-purpose vehicles, and the joint-venture project with Peugeot Citroen Automobiles SA in the Czech Republic. In the rapidly growing Chinese market, where various auto manufacturers are quickly expanding their operations, TMC strives to build strong relationships with its local business partners and to develop a solid foundation for all aspects of business from development to procurement, production and sales.
         Medium- to long-term strategies include, first, reinforcing our development of environmental technologies and developing and supplying products that anticipate customer needs. Next, in the pursuit of compatibility between growth and efficiency, is the maintenance of the world's highest levels of quality, and reinforcement of cost competitiveness as well as the efficient utilization of group resources to create a globally balanced business structure. Last, based on the idea that the source of corporate competitiveness is in the development of talents, we will continue to promote the development of human resources that can pass on Toyota's technologies and skills and that share Toyota's values in manufacturing.
         By addressing these issues, we will seek increases in shareholder value and work to become a company that can successfully compete on a global scale and continue to grow in the 21st century as well as a global company trusted worldwide that contributes to the development of a prosperous society.
         In addition, we reaffirm our commitment to corporate ethics including strict compliance with laws and regulations, and will strive to fulfill our corporate social responsibility in areas including safety, quality, and the environment in the pursuit, with sincerity and humility, of growth that is in harmony with society.




                                 Consolidated 5

                     BUSINESS RESULTS AND FINANCIAL POSITION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


1. Summary of Consolidated Financial Results of FY2005 Semi-Annual


    (1) Financial Results

         During this semi-annual period, although the soaring price of crude oil was cause for concern, the domestic economy made a substantial recovery as a result of improvements in corporate profits and employment as well as a moderate increase in consumer spending. Overseas, economies continue to expand, particularly in North America, and the Euro zone experienced a modest recovery.
         Under these conditions, in FY2005 semi-annual results, a result of the active introduction of new products that met customer needs and the strong sales efforts of domestic dealers, although the overall market was smaller than that of the same period the previous year, domestic vehicle sales increased by 25 thousand units, or 2.3%, to 1,106 thousand units (six months period ended September 30, 2004) compared with FY2004 semi-annual results and Toyota's market share excluding mini-vehicles increased by 2.1% to reach 44.6% for the FY2005 semi-annual results compared with FY2004 semi-annual results. Meanwhile, overseas vehicle sales increased by 372 thousand units, or 17.8%, to 2,461 thousand units in FY2005 semi-annual results compared with FY2004 semi-annual results, due to increased sales in all regions. Consequently, total vehicle sales in Japan and overseas increased by 397 thousand units, or 12.5%, to 3,567 thousand units in FY2005 semi-annual results compared with FY2004 semi-annual results, resulting in a record high of total vehicle sales for TMC in its semi-annual results for the sixth consecutive period.
         Net revenues increased by 801.4 billion yen, or 9.7%, to 9,025.6 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 98.5 billion yen, or 12.8%, to
     866.2 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results which made increases in revenues and operating income for the fifth consecutive period. Among the factors contributing to the increase in operating income of 330.0 billion yen, marketing efforts accounted for 260.0 billion yen and cost reduction efforts for 70.0 billion yen. On the other hand, the factors affecting to the decrease in operating income mainly included the effects of changes in exchange rates of 120.0 billion yen and increases in R&D and other expenses of 111.5 billion yen.
         Income before income taxes, minority interest and equity in earnings of affiliated companies increased by 101.2 billion yen, or 12.5%, to 913.2 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. Net income increased by 59.6 billion yen, or 11.4%, to 584.0 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results.


                                 Consolidated 6

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


      (2) Cash Flows

         Cash flows from operating activities resulted in an increase in cash by 1,367.9 billion yen in FY2005 semi-annual period, mainly due to net income of 584.0 billion yen. Net cash provided by operating activities increased by 255.0 billion yen from 1,112.9 billion yen in FY2004 semi-annual results. Cash flows from investing activities resulted in a decrease in cash by 1,760.2 billion yen in FY2005 semi-annual results, mainly due to the additions to finance receivables of 4,358.8 billion yen. Net cash used in investing activities decreased by 288.1 billion yen from 1,472.1 billion yen in FY2004 semi-annual results. Cash flows from financing activities resulted in an increase in cash by 151.5 billion yen in FY2005 semi-annual results, mainly due to the proceeds from issuance of long-term debt of
     921.2 billion yen. Net cash provided by financing activities increased by
     103.2 billion yen compared with FY2004 semi-annual results. After consideration of the effect of exchange rate changes, cash and cash equivalents decreased by 201.5 billion yen, or 11.7%, to 1,528.2 billion yen at the end of FY2005 semi-annual period compared with the end of FY2004.
         Regarding the consolidated cash flows by segment for FY2005 semi-annual period, in non-financial services business, net cash provided by operating activities was 947.7 billion yen, net cash used in investing activities was 1,018.0 billion yen and net cash used in financing activities was 266.5 billion yen. Meanwhile, in the financial services business, net cash provided by operating activities was 348.4 billion yen, net cash used in investing activities was 720.9 billion yen and net cash provided by financing activities was 468.7 billion yen.


    2. Consolidated Financial Results of FY2005 Semi-Annual by Segment


      (1) Segment Operating Results

          Automotive:

                    Net revenues for the automotive operations increased by
             749.2 billion yen, or 9.9%, to 8,339.6 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 54.2 billion yen, or 7.7%, to 756.8 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. The increase in operating income was mainly due to increases in vehicle units sold in all regions, including Japan, North America and Asia, and cost reduction efforts made by TMC and its subsidiaries, partially offset by increases in R&D and other expenses.


          Financial services:

                    Net revenues for the financial services operations increased by 12.9 billion yen, or 3.5%, to 384.4 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 41.0 billion yen, or 66.4%, to 102.7 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. The increase in operating income was primarily due to solid performance as a result of an increase in financing volumes and in addition, in FY2005 semi-annual, sales financing subsidiaries in the United States capitalized certain disbursements, including disbursements made in prior years, directly related to origination of loans, in accordance with Statement of Financial Accounting Standards No. 91.


          All other:

                    Net revenues for all other businesses increased by 63.1
             billion yen, or 15.7%, to 466.8 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 6.7 billion yen, or 110.8%, to 12.7 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results.





                                 Consolidated 7

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

      (2) Geographic Information

          Japan:

                    Net revenues in Japan increased by 283.3 billion yen, or
             5.2%, to 5,780.6 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, while operating income decreased by 39.1 billion yen, or 7.4%, to 490.6 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. The decrease in operating income was mainly due to the impact from exchange rate changes as well as an increase in R&D expenses and other costs, partially offset by cost reduction efforts made by TMC and its subsidiaries and increases in vehicle units sold.


          North America:

                    Net revenues in North America increased by 175.6 billion
             yen, or 5.8%, to 3,189.7 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 81.1 billion yen, or 49.6%, to 244.7 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. The increase in operating income was mainly due to increases in both local production volume and vehicle units sold, as well as cost reduction efforts made by manufacturing subsidiaries.


          Europe:

                    Net revenues in Europe increased by 169.0 billion yen, or
             16.4%, to 1,201.3 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 43.8 billion yen, or 194.9%, to 66.3 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. The increase in operating income was mainly due to increases in local production volumes in Turkey, France and the United Kingdom, as well as substantial increases in vehicle units sold.


          Other Foreign Countries:

                    Net revenues in other markets increased by 229.5 billion
             yen, or 20.8%, to 1,332.3 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results, and operating income increased by 17.6 billion yen, or 33.0%, to 70.9 billion yen in FY2005 semi-annual results compared with FY2004 semi-annual results. The increase in operating income was primarily due to increases in local production volumes as well as vehicle units sold mainly in Asia.


    3. Distribution of Profits for FY2005 Semi-Annual

             The FY2005 interim dividend increased by 5 yen to 25 yen per share compared with the FY2004 interim dividend. Accordingly, the dividend payout ratio for FY2005 semi-annual results is 31.1%.





                                 Consolidated 8

                        CONSOLIDATED PRODUCTION AND SALES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

     1. Production
                                                                                                                           (Units)
     ------------------------------------------------------------------------------------------------------------------------------

                                      FY2005 semi-annual      FY2004 semi-annual                                    FY2004
                                      (April 2004 through     (April 2003 through         Increase            (April 2003 through
                                        September 2004)         September 2003)          (Decrease)               March 2004)
     ------------------------------------------------------------------------------------------------------------------------------
      Vehicles         Japan                     2,177,133               2,022,621              154,512                  4,283,943
       (new)
                 ------------------------------------------------------------------------------------------------------------------
                    North America                  575,418                 488,537               86,881                  1,034,323
                 ------------------------------------------------------------------------------------------------------------------
                       Europe                      282,782                 230,278               52,504                    514,992
                 ------------------------------------------------------------------------------------------------------------------
                       Others                      433,720                 322,649              111,071                    680,533
                 ------------------------------------------------------------------------------------------------------------------
                   Overseas total                1,291,920               1,041,464              250,456                  2,229,848
                 ------------------------------------------------------------------------------------------------------------------
                       Total                     3,469,053               3,064,085              404,968                  6,513,791
     ------------------------------------------------------------------------------------------------------------------------------
             Houses (Japan)                          2,384                   2,274                  110                      4,564
     ------------------------------------------------------------------------------------------------------------------------------

      Note: The total production of vehicles (new) includes 353,004 units of Daihatsu brand vehicles (including OEM production) in FY2005 semi-annual results, 307,393 units in FY2004 semi-annual results and 662,818 units in FY2004 results, and 47,631 units of Hino brand vehicles (including OEM production) in FY2005 semi-annual results, 43,471 units in FY2004 semi-annual results and 87,071 units in FY2004 results.


    2. Sales (by destination)
                                                                                                                           (Units)
     ------------------------------------------------------------------------------------------------------------------------------
                                      FY2005 semi-annual      FY2004 semi-annual          Increase                  FY2004
                                      (April 2004 through     (April 2003 through        (Decrease)           (April 2003 through
                                        September 2004)         September 2003)                                   March 2004)
     ------------------------------------------------------------------------------------------------------------------------------
      Vehicles         Japan                     1,106,718               1,081,866            24,852                  2,303,078
        (new)
                 ------------------------------------------------------------------------------------------------------------------
                    North America                1,125,537               1,005,079           120,458                  2,102,681
                 ------------------------------------------------------------------------------------------------------------------
                       Europe                      476,471                 441,122            35,349                    898,201
                 ------------------------------------------------------------------------------------------------------------------
                       Others                      858,355                 642,807           215,548                  1,415,403
                 ------------------------------------------------------------------------------------------------------------------
                   Overseas total                2,460,363               2,089,008           371,355                  4,416,285
                 ------------------------------------------------------------------------------------------------------------------
                       Total                     3,567,081               3,170,874           396,207                  6,719,363
     ------------------------------------------------------------------------------------------------------------------------------
             Houses (Japan)                          2,194                   2,169                25                      4,752
     ------------------------------------------------------------------------------------------------------------------------------

      Note: The total sales of vehicles (new) includes 330,161 units of Daihatsu brand vehicles in FY2005 semi-annual results, 288,453 units in FY2004 semi-annual results and 623,016 units in FY2004 results, and 47,171 units of Hino brand vehicles in FY2005 semi-annual results, 42,201 units in FY2004 semi-annual results and 87,304 units in FY2004 results.

                                 Consolidated 9

                     BREAKDOWN OF CONSOLIDATED NET REVENUES

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                            (Amounts are rounded to the nearest million yen)
     -----------------------------------------------------------------------------------------------------------------------
                                 FY2005 semi-annual        FY2004 semi-annual         Increase
                                (April 2004 through        (April 2003 through       (Decrease)
                                  September 2004)            September 2003)
     -----------------------------------------------------------------------------------------------------------------------
           Vehicles                         7,133,743                 6,498,206                   635,537
           -----------------------------------------------------------------------------------------------------------------
           Parts & components for overseas    117,493                   113,086                     4,407
           production
           -----------------------------------------------------------------------------------------------------------------
           Parts                              563,921                   496,080                    67,841
           -----------------------------------------------------------------------------------------------------------------
           Others                             517,004                   476,938                    40,066
     -----------------------------------------------------------------------------------------------------------------------
     Total Automotive                       8,332,161                 7,584,310                   747,851
     -----------------------------------------------------------------------------------------------------------------------
     Financial services                       374,408                   362,460                    11,948
     -----------------------------------------------------------------------------------------------------------------------
     Housing                                   55,200                    54,720                       480
     -----------------------------------------------------------------------------------------------------------------------
     Telecommunications                        21,286                    22,875                    (1,589)
     -----------------------------------------------------------------------------------------------------------------------
     Others                                   242,610                   199,876                    42,734
     -----------------------------------------------------------------------------------------------------------------------
     Total                                  9,025,665                 8,224,241                   801,424
     -----------------------------------------------------------------------------------------------------------------------

      Note:  The amounts represent net revenues to external customers.




                                Consolidated 10

                       CONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                               FY2005 semi-annual     FY2004 semi-annual       Increase               FY2004
                                              (April 2004 through     (April 2003 through     (Decrease)        (April 2003 through
                                                September 2004)         September 2003)                             March 2004)
     ------------------------------------------------------------------------------------------------------------------------------
     Net revenues :                                      9,025,665              8,224,241          801,424              17,294,760
        Sales of products                                8,651,257              7,861,781          789,476              16,578,033
        Financing operations                               374,408                362,460           11,948                 716,727
     Costs and expenses :                                8,159,416              7,456,472          702,944              15,627,870
        Cost of products sold                            6,961,521              6,274,364          687,157              13,506,337
        Cost of financing operations                       177,728                191,361          (13,633)                364,177
        Selling, general and administrative              1,020,167                990,747           29,420               1,757,356
     Operating income                                      866,249                767,769           98,480               1,666,890
     Other income (expense):                                46,966                 44,244            2,722                  98,903
        Interest and dividend income                        33,128                 28,779            4,349                  55,629
        Interest expense                                    (7,944)               (12,210)           4,266                 (20,706)
        Foreign exchange gain, net                           6,196                 26,597          (20,401)                 38,187
        Other income, net                                   15,586                  1,078           14,508                  25,793
     Income before income taxes,
        minority interest and equity in                    913,215                812,013          101,202               1,765,793
        earnings of affiliated companies
     Provision for income taxes                            361,338                309,931           51,407                 681,304
     Income before minority interest and
        equity in earnings of affiliated                   551,877                502,082           49,795               1,084,489
        companies
     Minority interest in consolidated                     (26,652)               (18,615)          (8,037)                (42,686)
        subsidiaries
     Equity in earnings of affiliated                       58,813                 40,993           17,820                 120,295
        companies
     Net income                                            584,038                524,460           59,578               1,162,098
     ------------------------------------------------------------------------------------------------------------------------------

                                                                                                                              (Yen)
     ------------------------------------------------------------------------------------------------------------------------------
     Net income per share - basic                           176.32                153.36            22.96                  342.90
     Net income per share - diluted                         176.28                153.35            22.93                  342.86
     ------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 11

                          CONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)

     ------------------------------------------------------------------------------------------------------------------------------
                                           FY2005 semi-annual             FY2004               Increase          FY2004 semi-annual
                                          (As of September 30,    (As of March 31, 2004)      (Decrease)          (As of September
                                                  2004)                                                              30, 2003)
     ------------------------------------------------------------------------------------------------------------------------------
                     Assets
     Current assets :                        9,137,709                8,848,453               289,256                8,104,583
        Cash and cash equivalents            1,528,243                1,729,776              (201,533)               1,243,211
        Time deposits                           68,375                   68,473                   (98)                  43,086
        Marketable securities                  679,172                  448,457               230,715                  787,715
        Trade accounts and notes
           receivable, less allowance for
           doubtful accounts                 1,401,820                1,531,651              (129,831)               1,290,688
        Finance receivables, net             2,835,006                2,622,939               212,067                2,242,227
        Other receivables                      455,747                  396,788                58,959                  471,139
        Inventories                          1,191,041                1,083,326               107,715                1,059,824
        Deferred income taxes                  464,369                  457,161                 7,208                  400,218
        Prepaid expenses and other current     513,936                  509,882                 4,054                  566,475
           assets
      Noncurrent finance receivables, net    3,830,554                3,228,973               601,581                3,026,614
     Investments and other assets :          4,746,120                4,608,155               137,965                4,245,363
        Marketable securities and other      2,424,590                2,241,971               182,619                2,269,829
           securities investments
        Affiliated companies                 1,430,730                1,370,171                60,559                1,245,596
        Employees receivables                   43,698                   35,857                 7,841                   26,023
        Other                                  847,102                  960,156              (113,054)                 703,915
     Property, plant and equipment :         5,595,811                5,354,647               241,164                5,400,560
        Land                                 1,170,975                1,135,665                35,310                1,134,538
        Buildings                            2,863,953                2,801,993                61,960                2,775,775
        Machinery and equipment              7,866,194                7,693,616               172,578                7,652,074
        Vehicles and equipment on            1,664,343                1,493,780               170,563                1,556,037
           operating leases
        Construction in progress               260,804                  237,195                23,609                  195,355
        Less - Accumulated depreciation     (8,230,458)              (8,007,602)             (222,856)              (7,913,219)
     ------------------------------------------------------------------------------------------------------------------------------
                  Total assets              23,310,194               22,040,228             1,269,966               20,777,120
     ------------------------------------------------------------------------------------------------------------------------------




                                Consolidated 12

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                   FY2005 semi-annual         FY2004                                  FY2004
                                                    (As of September     (As of March 31,         Increase          semi-annual
                                                        30, 2004)              2004)             (Decrease)       (As of September
                                                                                                                      30, 2003)
     ------------------------------------------------------------------------------------------------------------------------------
               Liabilities
     Current liabilities :                            7,841,687             7,597,991              243,696                7,073,865
        Short-term borrowings                         2,285,994             2,189,024               96,970                1,999,453
        Current portion of long-term debt             1,157,635             1,125,195               32,440                1,135,297
        Accounts payable                              1,648,873             1,709,344              (60,471)               1,563,774
        Other payables                                  697,566               665,624               31,942                  633,646
        Accrued expenses                              1,208,947             1,133,281               75,666                1,054,127
        Income taxes payable                            271,250               252,555               18,695                  267,244
        Other current liabilities                       571,422               522,968               48,454                  420,324
     Long-term liabilities :                          6,454,099             5,817,377              636,722                5,703,248
        Long-term debt                                4,807,512             4,247,266              560,246                4,108,804
        Accrued pension and severance                   714,795               725,569              (10,774)               1,112,900
           costs
        Deferred income taxes                           822,567               778,561               44,006                  413,455
        Other long-term liabilities                     109,225                65,981               43,244                   68,089
              Total liabilities                      14,295,786            13,415,368              880,418               12,777,113

      Minority interest in consolidated                 472,332               446,293               26,039                  427,533
                 subsidiaries

            Shareholders' equity :

        Common stock                                    397,050               397,050                   --                  397,050
        Additional paid-in capital                      494,431               495,179                 (748)                 493,790
        Retained earnings                             8,827,003             8,326,215              500,788                7,756,473
        Accumulated other comprehensive                (134,377)             (204,592)              70,215                 (476,553)
           loss
        Treasury stock, at cost                      (1,042,031)             (835,285)            (206,746)                (598,286)
          Total shareholders' equity                  8,542,076             8,178,567              363,509                7,572,474
     ------------------------------------------------------------------------------------------------------------------------------
             Total liabilities and                   23,310,194            22,040,228            1,269,966               20,777,120
             shareholders' equity
     ------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 13

                           CONSOLIDATED STATEMENTS OF
                              SHAREHOLDERS' EQUITY

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)



(1) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated       Treasury
                                                   Common    Additional    Retained       other            stock,         Total
                                                   stock       paid-in     earnings    comprehensive      at cost
                                                               capital                 income (loss)
     ------------------------------------------------------------------------------------------------------------------------------
     Balances at March 31, 2004                   397,050        495,179   8,326,215          (204,592)     (835,285)    8,178,567
     ------------------------------------------------------------------------------------------------------------------------------
     Issuance during the period                                     (748)                                                     (748)
     Comprehensive income:
        Net income                                                           584,038                                       584,038
        Other comprehensive income (loss)
          Foreign currency translation                                                         119,499                     119,499
            adjustments
          Unrealized losses on securities,
            net of reclassification                                                            (55,051)                    (55,051)
            adjustments
          Minimum pension liability                                                              5,767                       5,767
            adjustments
        Total comprehensive income                                                                                         654,253
     Dividends paid                                                          (83,250)                                      (83,250)
     Purchase and reissuance of common stock                                                                (206,746)     (206,746)
     ------------------------------------------------------------------------------------------------------------------------------
     Balances at September 30, 2004               397,050        494,431   8,827,003          (134,377)   (1,042,031)    8,542,076
     ------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 semi-annual results (April 2003 through September 2003)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                        Accumulated       Treasury
                                                   Common    Additional    Retained       other            stock,         Total
                                                   stock       paid-in     earnings    comprehensive      at cost
                                                               capital                 income (loss)
     ------------------------------------------------------------------------------------------------------------------------------
     Balances at March 31, 2003                   397,050        493,790    7,301,795         (604,272)    (467,363)     7,121,000
     ------------------------------------------------------------------------------------------------------------------------------
     Issuance during the period                                                                                                 --
     Comprehensive income:
        Net income                                                            524,460                                      524,460
        Other comprehensive income (loss)
          Foreign currency translation                                                        (112,479)                   (112,479)
            adjustments
          Unrealized gains on securities,
            net of reclassification                                                            228,270                     228,270
            adjustments
          Minimum pension liability                                                             11,928                      11,928
            adjustments
        Total comprehensive income                                                                                         652,179
     Dividends paid                                                           (69,782)                                     (69,782)
     Purchase and reissuance of common stock                                                               (130,923)      (130,923)
     ------------------------------------------------------------------------------------------------------------------------------
     Balances at September 30, 2003               397,050        493,790    7,756,473         (476,553)    (598,286)     7,572,474
     ------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 14

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                               FY2005 semi-annual     FY2004 semi-annual              FY2004
                                                               (April 2004 through    (April 2003 through      (April 2003 through
                                                                 September 2004)        September 2003)            March 2004)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows from operating activities :
        Net income                                                         584,038                524,460                1,162,098
        Adjustments to reconcile net income to net cash
        provided by operating activities
           Depreciation                                                    485,311                475,938                  969,904
           Provision for doubtful accounts and credit losses                31,966                 38,418                   83,138
           Pension and severance costs, less payments                        3,085                 33,957                 (159,267)
           Loss on disposal of fixed assets                                 18,914                 18,896                   39,742
           Unrealized losses on available-for-sale                           1,997                  2,697                    3,063
            securities, net
           Deferred income taxes                                            49,858                 21,996                  120,828
           Minority interest in consolidated subsidiaries                   26,652                 18,615                   42,686
           Equity in earnings of affiliated companies                      (58,813)               (40,993)                (120,295)
           Changes in operating assets and liabilities and                 224,965                 18,940                  141,126
            other
     ------------------------------------------------------------------------------------------------------------------------------
                   Net cash provided by operating activities             1,367,973              1,112,924                2,283,023
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows from investing activities :
        Additions to finance receivables                                (4,358,871)            (4,182,349)              (8,126,880)
        Collection of and proceeds from sales of finance                 3,837,570              3,727,776                6,878,953
          receivables
        Additions to fixed assets excluding equipment                     (538,886)              (445,522)                (945,803)
          leased to others
        Additions to equipment leased to others                           (361,708)              (298,454)                (542,738)
        Proceeds from sales of fixed assets excluding                       29,152                 31,234                   73,925
          equipment leased to others
        Proceeds from sales of equipment leased to others                  152,433                133,073                  288,681
        Purchases of marketable securities and security                   (747,373)            (1,137,863)              (1,336,467)
          investments
        Proceeds from sales of and maturity of marketable                  226,907                705,614                1,436,142
          securities and security investments
        Payment for additional investments in affiliated                      (683)               (18,876)                 (20,656)
          companies, net of cash acquired
        Changes in investments and other assets and other                    1,168                 13,263                  (17,941)
     ------------------------------------------------------------------------------------------------------------------------------
                       Net cash used in investing activities            (1,760,291)            (1,472,104)              (2,312,784)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash flows from financing activities :
        Purchase of common stock                                          (206,917)              (120,229)                (357,457)
        Proceeds from issuance of long-term debt                           921,299                700,149                1,636,570
        Payments of long-term debt                                        (538,467)              (622,709)              (1,253,045)
        Increase in short-term borrowings                                   58,904                160,970                  353,833
        Dividends paid                                                     (83,250)               (69,782)                (137,678)
     ------------------------------------------------------------------------------------------------------------------------------
                   Net cash provided by financing activities               151,569                 48,399                  242,223
     ------------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash                       39,216                (38,036)                 (74,714)
        equivalents
     ------------------------------------------------------------------------------------------------------------------------------
     Net decrease in cash and cash equivalents                            (201,533)              (348,817)                 137,748
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                    1,729,776              1,592,028                1,592,028
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                          1,528,243              1,243,211                1,729,776
     ------------------------------------------------------------------------------------------------------------------------------

      Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.

                                Consolidated 15

                               SEGMENT INFORMATION

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

1.  Segment Operating Results


(1) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                       Automotive     Financial Services      All Other         Intersegment        Consolidated
                                                                                             Elimination and/or
                                                                                             Unallocated Amount
     ------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external               8,332,161             374,408            319,096                   -          9,025,665
            customers
      (2) Intersegment sales                  7,477               9,958            147,795            (165,230)                 -
            and transfers
                Total                     8,339,638             384,366            466,891            (165,230)         9,025,665
     ------------------------------------------------------------------------------------------------------------------------------
      Operating expenses                  7,582,799             281,699            454,143            (159,225)         8,159,416
     ------------------------------------------------------------------------------------------------------------------------------
      Operating income                      756,839             102,667             12,748              (6,005)           866,249
     ------------------------------------------------------------------------------------------------------------------------------
      Depreciation expenses                 378,416              96,252             10,643                   -            485,311
     ------------------------------------------------------------------------------------------------------------------------------
      Capital expenditure                   543,568             295,427             21,357              40,242            900,594
     ------------------------------------------------------------------------------------------------------------------------------

(2) FY2004 semi-annual results (April 2003 through September 2003)
                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                       Automotive     Financial Services      All Other         Intersegment        Consolidated
                                                                                             Elimination and/or
                                                                                             Unallocated Amount
     ------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external              7,584,310             362,460            277,471                   -          8,224,241
            customers
      (2) Intersegment sales                 6,126               9,000            126,208            (141,334)                 -
            and transfers
                Total                    7,590,436             371,460            403,679            (141,334)         8,224,241
     ------------------------------------------------------------------------------------------------------------------------------
     Operating expenses                  6,887,802             309,779            397,632            (138,741)         7,456,472
     ------------------------------------------------------------------------------------------------------------------------------
     Operating income                      702,634              61,681              6,047              (2,593)           767,769
     ------------------------------------------------------------------------------------------------------------------------------
     Depreciation expenses                 368,242              97,493             10,203                   -            475,938
     ------------------------------------------------------------------------------------------------------------------------------
     Capital expenditure                   459,390             238,155             20,371              26,060            743,976
     ------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 16

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

2. Consolidated Financial Statements as Classified into Non-Financial Services Business and Financial Services Business

(1) Consolidated Statements of Income as Classified into Non-Financial Services Business and Financial Services Business

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                               FY2005 semi-annual           FY2004 semi-annual
                                                                  (April 2004                   (April 2003            Increase
                                                                     through                      through              (Decrease)
                                                                 September 2004)               September 2003)
     ------------------------------------------------------------------------------------------------------------------------------
                  (Non-financial services)
     Net revenues                                                       8,655,852               7,867,021                 788,831
     Costs and expenses :                                               7,883,784               7,156,401                 727,383
         Cost of revenues                                               6,958,489               6,275,627                 682,862
         Selling, general and administrative                              925,295                 880,774                  44,521
     Operating income                                                     772,068                 710,620                  61,448
     Other income, net                                                     40,854                  44,272                  (3,418)
     Income before income taxes,
        minority interest and equity in earnings of                       812,922                 754,892                  58,030
        affiliated companies
     Provision for income taxes                                           319,354                 285,959                  33,395
     Income before minority interest and equity in earnings               493,568                 468,933                  24,635
        of affiliated companies
     Minority interest in consolidated subsidiaries                       (26,413)                (18,150)                 (8,263)
     Equity in earnings of affiliated companies                            50,762                  37,413                  13,349
     Net income                                                           517,917                 488,196                  29,721
     ------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
     Net revenues                                                         384,366                 371,460                  12,906
     Costs and expenses :                                                 281,699                 309,779                 (28,080)
         Cost of revenues                                                 182,535                 192,157                  (9,622)
         Selling, general and administrative                               99,164                 117,622                 (18,458)
     Operating income                                                     102,667                  61,681                  40,986
     Other expense, net                                                    (2,395)                 (4,689)                  2,294
     Income before income taxes,
        minority interest and equity in earnings of                       100,272                  56,992                  43,280
        affiliated companies
     Provision for income taxes                                            41,976                  23,840                  18,136
     Income before minority interest and equity in earnings                58,296                  33,152                  25,144
        of affiliated companies
     Minority interest in consolidated subsidiaries                          (239)                   (465)                    226
     Equity in earnings of affiliated companies                             8,051                   3,580                   4,471
     Net income                                                            66,108                  36,267                  29,841
     ------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
     Elimination of net income                                                 13                      (3)                     16
     ------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
     Net income                                                           584,038                 524,460                  59,578
     ------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 17

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


(2) Consolidated Balance Sheets as Classified into Non-Financial Services Business and Financial Services Business

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                             FY2005 semi-annual             FY2004                Increase
                                                            (As of September 30,    (As of March 31, 2004)       (Decrease)
                                                                    2004)
     ------------------------------------------------------------------------------------------------------------------------------
                           Assets
                  (Non-financial services)
       Current assets :                                                  6,216,920              6,125,239                  91,681
        Cash and cash equivalents                                        1,314,036              1,618,876                (304,840)
        Time deposits                                                       13,511                 16,689                  (3,178)
        Marketable securities                                              678,372                444,543                 233,829
        Trade accounts and notes receivable, less                        1,427,122              1,570,205                (143,083)
        allowance for doubtful accounts
        Inventories                                                      1,191,041              1,083,326                 107,715
        Prepaid expenses and other current assets                        1,592,838              1,391,600                 201,238

        Investments and other assets                                     4,477,055              4,254,625                 222,430
        Property, plant and equipment                                    4,522,952              4,398,163                 124,789
     ------------------------------------------------------------------------------------------------------------------------------
                            Total                                       15,216,927             14,778,027                 438,900
     ------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
       Current assets :                                                  3,689,362              3,379,957                 309,405
        Cash and cash equivalents                                          214,207                110,900                 103,307
        Time deposits                                                       54,864                 51,784                   3,080
        Marketable securities                                                  800                  3,914                  (3,114)
        Finance receivables, net                                         2,835,006              2,608,340                 226,666
        Prepaid expenses and other current assets                          584,485                605,019                 (20,534)

        Noncurrent finance receivables, net                              3,830,554              3,221,013                 609,541
        Investments and other assets                                       467,465                580,843                (113,378)
        Property, plant and equipment                                    1,072,859                956,484                 116,375
     ------------------------------------------------------------------------------------------------------------------------------
                            Total                                        9,060,240              8,138,297                 921,943
     ------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                    Elimination of assets                                 (966,973)              (876,096)                (90,877)
     ------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
                        Total assets                                    23,310,194             22,040,228               1,269,966
     ------------------------------------------------------------------------------------------------------------------------------

Note: Assets in the non-financial services include unallocated corporate assets.



                                Consolidated 18

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                             FY2005 semi-annual             FY2004                Increase
                                                            (As of September 30,    (As of March 31, 2004)       (Decrease)
                                                                    2004)
     ------------------------------------------------------------------------------------------------------------------------------
                         Liabilities
                  (Non-financial services)

      Current liabilities :                                              4,924,971              4,774,129                  150,842
        Short-term borrowings                                              758,411                718,396                   40,015
        Current portion of long-term debt                                   66,061                 62,634                    3,427
        Accounts payable                                                 1,628,552              1,695,255                  (66,703)
        Accrued expenses                                                 1,151,471              1,084,357                   67,114
        Income taxes payable                                               255,131                241,691                   13,440
        Other current liabilities                                        1,065,345                971,796                   93,549

      Long-term liabilities :                                            2,083,149              2,096,318                  (13,169)
        Long-term debt                                                     764,403                771,791                   (7,388)
        Accrued pension and severance costs                                713,352                724,369                  (11,017)
        Other long-term liabilities                                        605,394                600,158                    5,236
                            Total                                        7,008,120              6,870,447                  137,673

     ------------------------------------------------------------------------------------------------------------------------------
                    (Financial services)
       Current liabilities :                                             3,631,366              3,457,028                  174,338
        Short-term borrowings                                            2,152,069              2,029,258                  122,811
        Current portion of long-term debt                                1,094,264              1,088,762                    5,502
        Accounts payable                                                    20,596                 15,287                    5,309
        Accrued expenses                                                    62,186                 53,031                    9,155
        Income taxes payable                                                16,119                 10,864                    5,255
        Other current liabilities                                          286,132                259,826                   26,306

       Long-term liabilities :                                           4,632,745              3,971,941                  660,804
        Long-term debt                                                   4,304,904              3,726,355                  578,549
        Accrued pension and severance costs                                  1,443                  1,200                      243
        Other long-term liabilities                                        326,398                244,386                   82,012
                            Total                                        8,264,111              7,428,969                  835,142
     ------------------------------------------------------------------------------------------------------------------------------
                        (Elimination)
                 Elimination of liabilities                               (976,445)              (884,048)                 (92,397)
                       (Consolidated)
                      Total liabilities                                 14,295,786             13,415,368                  880,418
     ------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
              Minority interest in consolidated                            472,332                446,293                   26,039
                        subsidiaries
     ------------------------------------------------------------------------------------------------------------------------------
                    Shareholders' equity
                       (Consolidated)
       Common stock                                                        397,050                397,050                       --
       Additional paid-in capital                                          494,431                495,179                     (748)
       Retained earnings                                                 8,827,003              8,326,215                  500,788
       Accumulated other comprehensive loss                               (134,377)              (204,592)                  70,215
       Treasury stock, at cost                                          (1,042,031)              (835,285)                (206,746)
                 Total shareholders' equity                              8,542,076              8,178,567                  363,509
     ------------------------------------------------------------------------------------------------------------------------------
                       (Consolidated)
         Total liabilities and shareholders' equity                     23,310,194             22,040,228                1,269,966
     ------------------------------------------------------------------------------------------------------------------------------


                                Consolidated 19

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

(3) Consolidated Statements of Cash Flows as Classified into Non-Financial Services Business and Financial Services Business


                                                                                  (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                   FY2005 semi-annual        FY2004 semi-annual
                                                                                  (April 2004 through       (April 2003 through
                                                                                    September 2004)           September 2003)
     ------------------------------------------------------------------------------------------------------------------------------
                             (Non-financial services)
     Cash flows from operating activities :
        Net income                                                                              517,917                   488,196
        Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation                                                                         389,059                   378,445
           Pension and severance costs, less payments                                             2,857                    34,000
           Loss on disposal of fixed assets                                                      18,540                    18,423
           Unrealized losses on available-for-sale securities, net                                1,997                     2,697
           Deferred income taxes                                                                 19,492                     6,831
           Minority interest in consolidated subsidiaries                                        26,413                    18,150
           Equity in earnings of affiliated companies                                           (50,762)                  (37,413)
           Changes in operating assets and liabilities and other                                 22,187                   (44,461)
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by operating activities                  947,700                   864,868
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from investing activities :
        Additions to fixed assets excluding equipment leased to others                         (531,073)                 (433,924)
        Additions to equipment leased to others                                                 (74,094)                  (71,897)
        Proceeds from sales of fixed assets excluding equipment leased to                        26,037                    25,888
          others
        Proceeds from sales of equipment leased to others                                        38,576                    24,840
        Purchases of marketable securities and security investments                            (686,319)                 (968,766)
        Proceeds from sales of and maturity of marketable securities and                        166,815                   582,102
          security investments
        Payment for additional investments in affiliated companies, net of                         (683)                  (18,876)
          cash acquired
        Changes in investments and other assets and other                                        42,691                    (3,170)
     ------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in investing activities               (1,018,050)                 (863,803)
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from financing activities :
        Purchase of common stock                                                               (206,917)                 (120,229)
        Proceeds from issuance of long-term debt                                                 13,463                    32,088
        Payments of long-term debt                                                              (28,653)                 (111,290)
        Increase (decrease) in short-term borrowings                                             45,804                    (4,387)
        Dividends paid                                                                          (83,250)                  (69,782)
        Other                                                                                    (7,000)                  (15,000)
     ------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in financing activities                 (266,553)                 (288,600)
     ------------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash equivalents                                32,063                   (30,774)
     ------------------------------------------------------------------------------------------------------------------------------
     Net decrease in cash and cash equivalents                                                 (304,840)                 (318,309)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                         1,618,876                 1,437,731
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                               1,314,036                 1,119,422
     ------------------------------------------------------------------------------------------------------------------------------

                                Consolidated 20

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)


                                                                                  (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                                                                   FY2005 semi-annual        FY2004 semi-annual
                                                                                  (April 2004 through       (April 2003 through
                                                                                    September 2004)           September 2003)
     ------------------------------------------------------------------------------------------------------------------------------
                              (Financial services)
     Cash flows from operating activities :
        Net income                                                                              66,108                    36,267
        Adjustments to reconcile net income to net cash provided by operating activities
           Depreciation                                                                         96,252                    97,493
           Deferred income taxes                                                                30,358                    15,033
           Minority interest in consolidated subsidiaries                                          239                       465
           Equity in earnings of affiliated companies                                           (8,051)                   (3,580)
           Changes in operating assets and liabilities and other                               163,504                       524
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by operating activities                 348,410                   146,202
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from investing activities :
        Additions to finance receivables                                                    (4,358,871)               (4,182,349)
        Collection of and proceeds from sales of finance receivables                         3,837,570                 3,727,776
        Additions to fixed assets excluding equipment leased to others                          (7,813)                  (11,598)
        Additions to equipment leased to others                                               (287,614)                 (226,557)
        Proceeds from sales of fixed assets excluding equipment leased to                        3,115                     5,346
          others
        Proceeds from sales of equipment leased to others                                      113,857                   108,233
        Purchases of marketable securities and security investments                            (61,054)                 (169,097)
        Proceeds from sales of and maturity of marketable securities and                        60,092                   123,512
          security investments
        Changes in investments and other assets and other                                      (20,247)                  (19,281)
     ------------------------------------------------------------------------------------------------------------------------------
                                         Net cash used in investing activities                (720,965)                 (644,015)
     ------------------------------------------------------------------------------------------------------------------------------

     Cash flows from financing activities :
        Proceeds from issuance of long-term debt                                               928,861                   706,040
        Payments of long-term debt                                                            (543,592)                 (546,392)
        Increase in short-term borrowings                                                       76,440                   299,919
        Other                                                                                    7,000                    15,000
     ------------------------------------------------------------------------------------------------------------------------------
                                     Net cash provided by financing activities                 468,709                   474,567
     ------------------------------------------------------------------------------------------------------------------------------
     Effect of exchange rate changes on cash and cash equivalents                                7,153                    (7,262)
     ------------------------------------------------------------------------------------------------------------------------------
     Net increase (decrease) in cash and cash equivalents                                      103,307                   (30,508)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                          110,900                   154,297
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                                214,207                   123,789
     ------------------------------------------------------------------------------------------------------------------------------

     ------------------------------------------------------------------------------------------------------------------------------
                                 (Consolidated)
     Effect of exchange rate changes on cash and cash equivalents                               39,216                   (38,036)
     ------------------------------------------------------------------------------------------------------------------------------
     Net decrease in cash and cash equivalents                                                (201,533)                 (348,817)
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at beginning of period                                        1,729,776                 1,592,028
     ------------------------------------------------------------------------------------------------------------------------------
     Cash and cash equivalents at end of period                                              1,528,243                 1,243,211
     ------------------------------------------------------------------------------------------------------------------------------

Note: In the Consolidated Statements of Cash Flows, cash and cash equivalents include cash on hand, bank deposits that can be withdrawn at any time and short-term investments that can be converted into cash at any time and carry minimal risk of change in value.



                                Consolidated 21

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

3.  Geographic Information


(1) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                    Japan       North America       Europe       Other Foreign      Intersegment     Consolidated
                                                                                   Countries         Elimination
     ------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external         3,540,760        3,102,246       1,129,304        1,253,355                 -        9,025,665
            customers
      (2) Intersegment
            sales and               2,239,791           87,520          71,993           78,951        (2,478,255)               -
            transfers
              Total                 5,780,551        3,189,766       1,201,297        1,332,306        (2,478,255)       9,025,665
     ------------------------------------------------------------------------------------------------------------------------------
      Operating expenses            5,289,985        2,944,990       1,135,027        1,261,412        (2,471,998)       8,159,416
     ------------------------------------------------------------------------------------------------------------------------------
      Operating income                490,566          244,776          66,270           70,894            (6,257)         866,249
     -------------------------------------------------------------------------------------------------------------------------------


(2) FY2004 semi-annual results (April 2003 through September 2003)
                                                                                   (Amounts are rounded to the nearest million yen)
     -------------------------------------------------------------------------------------------------------------------------------
                                    Japan       North America       Europe       Other Foreign      Intersegment     Consolidated
                                                                                   Countries         Elimination
     -------------------------------------------------------------------------------------------------------------------------------
      Net revenues :
      (1) Sales to external         3,325,570        2,896,155         977,630        1,024,886                 -        8,224,241
            customers
      (2) Intersegment
            sales and               2,171,720          117,912          54,645           77,931        (2,422,208)               -
            transfers
              Total                 5,497,290        3,014,067       1,032,275        1,102,817        (2,422,208)       8,224,241
     -------------------------------------------------------------------------------------------------------------------------------
      Operating expenses            4,967,548        2,850,451       1,009,801        1,049,524        (2,420,852)       7,456,472
     -------------------------------------------------------------------------------------------------------------------------------
      Operating income                529,742          163,616          22,474           53,293            (1,356)         767,769
     -------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 22

(All financial information has been prepared in accordance with accounting principles generally accepted in the United States of America)

4. Overseas Sales

(1) FY2005 semi-annual results (April 2004 through September 2004)

                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                         North America               Europe                   Other                     Total
      Overseas sales                      3,194,425                 1,139,092                1,865,702                6,199,219
     ------------------------------------------------------------------------------------------------------------------------------
      Consolidated sales                          -                         -                        -                9,025,665
     ------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas sales                      %                         %                        %                        %
        to consolidated sales
                                               35.4                      12.6                     20.7                     68.7
     ------------------------------------------------------------------------------------------------------------------------------

(2) FY2004 semi-annual results (April 2003 through September 2003)
                                                                                   (Amounts are rounded to the nearest million yen)
     ------------------------------------------------------------------------------------------------------------------------------
                                         North America               Europe                   Other                     Total
     ------------------------------------------------------------------------------------------------------------------------------
      Overseas sales                      3,013,321                   944,563                1,601,666                5,559,550
     ------------------------------------------------------------------------------------------------------------------------------
      Consolidated sales                          -                         -                        -                8,224,241
     ------------------------------------------------------------------------------------------------------------------------------
     Ratio of overseas sales                      %                         %                        %                        %
        to consolidated sales
                                               36.6                      11.5                     19.5                     67.6
     ------------------------------------------------------------------------------------------------------------------------------



                                Consolidated 23

                      UNCONSOLIDATED STATEMENTS OF INCOME

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                      (Million yen; amounts less than one million yen are omitted.)

                                                    FY2005 semi-annual       FY2004 semi-annual                        FY2004
                                                   (April 2004 through      (April 2003 through   Increase     (April 2003 through
                                                       September 2004)        (September 2003)   (Decrease)         March 2004)
-----------------------------------------------------------------------------------------------------------------------------------


Net sales                                                    4,459,736            4,302,173       157,563              8,963,712
Cost of sales                                                3,570,278            3,393,804       176,474              7,186,182
Selling, general and administrative expenses                   497,062              449,185        47,877                943,738
      Operating income                                         392,395              459,184      (66,789)                833,791
Non-operating income                                           132,913              106,079        26,834                180,108
      Interest income                                            7,677               10,053       (2,376)                 16,492
      Dividend income                                           67,633               44,009        23,624                 57,867
      Others                                                    57,602               52,016         5,586                105,748
Non-operating expenses                                          82,927               54,674        28,253                 98,170
      Interest expenses                                          5,345                5,514         (169)                 10,847
      Others                                                    77,582               49,160        28,422                 87,323
      Ordinary income                                          442,382              510,589      (68,207)                915,728
Extraordinary losses                                            24,996                    -        24,996                 23,231
      Losses on return of substitutional                             -                    -             -                 23,231
      portion of employee pension fund
      Impairment losses                                         24,996                    -        24,996                      -
      Income before income taxes                               417,385              510,589      (93,204)                892,496
      Income taxes - current                                   159,100              174,700      (15,600)                300,300
      Income taxes - deferred                                  (5,454)              (2,163)       (3,291)                 10,726
      Net income                                               263,740              338,052      (74,312)                581,470
      Unappropriated retained earnings brought                 497,867              470,341        27,526                470,341
      forward
      Loss on sales of treasury stock                              114                    -           114                      -
      Interim cash dividends                                         -                    -             -                 67,984
      Unappropriated retained earnings                         761,493              808,393      (46,900)                983,826
      at end of period
-----------------------------------------------------------------------------------------------------------------------------------

Note: Accounting Standard on Impairment of Fixed Assets were adopted starting first half of this fiscal year. As a result of this change, impairment losses of 24,996 million yen regarding certain leased real estate were reported as extraordinary losses.



                                Unconsolidated 1

                          UNCONSOLIDATED BALANCE SHEETS

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)

                                                                      (Million yen; amounts less than one million yen are omitted.)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  FY2005 semi-annual          FY2004           Increase      FY2004 semi-annual
                                                        (As of                (As of          (Decrease)           (As of
                                                 September 30, 2004)      March 31, 2004)                    September 30, 2003)
-----------------------------------------------------------------------------------------------------------------------------------
                    Assets
Current assets                                              3,237,132             3,358,189     (121,057)              3,270,863
    Cash and deposits                                         119,776                87,052       32,724                  95,407
    Trade accounts receivable                                 892,524             1,037,717     (145,193)                869,956
    Marketable securities                                     898,441               995,893      (97,452)              1,053,485
    Finished goods                                            141,986               113,465       28,521                 104,723
    Raw materials                                              13,833                13,615          218                  12,188
    Work in process                                            68,052                70,877       (2,825)                 69,697
    Supplies                                                    8,223                 7,639          584                   7,649
    Short-term loans                                          463,079               354,616      108,463                 375,560
    Deferred income taxes                                     245,783               244,726        1,057                 237,439
    Others                                                    388,331               437,584      (49,253)                450,555
    Less: allowance for doubtful accounts                      (2,900)               (5,000)       2,100                  (5,800)

Fixed assets                                                5,433,623             5,458,975      (25,352)              5,395,347
  Property, plant and equipment                             1,216,696             1,260,728      (44,032)              1,250,797
    Buildings                                                 356,694               360,374       (3,680)                351,515
    Structures                                                 39,907                40,770         (863)                 40,365
    Machinery and equipment                                   310,931               323,619      (12,688)                321,015
    Vehicle and delivery equipment                             10,124                10,973         (849)                 10,433
    Tools, furniture and fixtures                              73,963                84,473      (10,510)                 77,400
    Land                                                      389,753               394,616       (4,863)                394,803
    Construction in progress                                   35,320                45,899      (10,579)                 55,263

  Investments and other assets                              4,216,927             4,198,247       18,680               4,144,549
    Investments in securities                               1,621,856             1,601,002       20,854               1,594,102
    Investments in subsidiaries and affiliates              1,907,560             1,926,603      (19,043)              1,897,792
    Long-term loans                                           399,060               388,914       10,146                 368,424
    Deferred income taxes                                     167,390               135,922       31,468                 204,532
    Others                                                    155,059               166,404      (11,345)                 93,497
    Less: allowance for doubtful accounts                     (34,000)              (20,600)     (13,400)                (13,800)
-----------------------------------------------------------------------------------------------------------------------------------
                 Total assets                               8,670,755             8,817,164     (146,409)              8,666,210
-----------------------------------------------------------------------------------------------------------------------------------

                                Unconsolidated 2

(All financial information has been prepared in accordance with accounting principles generally accepted in Japan)


                                                                      (Million yen; amounts less than one million yen are omitted.)
-----------------------------------------------------------------------------------------------------------------------------------
                                                  FY2005 semi-annual          FY2004           Increase      FY2004 semi-annual
                                                        (As of                (As of          (Decrease)           (As of
                                                 September 30, 2004)      March 31, 2004)                    September 30, 2003)
-----------------------------------------------------------------------------------------------------------------------------------
                 Liabilities
Current liabilities                                        1,903,035             1,970,407       (67,372)              1,856,276
    Trade notes payable                                          973                   932            41                   1,024
    Trade accounts payable                                   800,183               837,241       (37,058)                755,094
    Current portion of bonds                                     600                     -           600                       -
    Other payables                                           340,002               378,831       (38,829)                308,885
    Income taxes payable                                     161,035               127,807        33,228                 171,463
    Accrued expenses                                         413,675               409,709         3,966                 375,777
    Deposits received                                        157,856               197,750       (39,894)                194,330
    Allowance for EXPO 2005 Aichi                              3,816                 2,548         1,268                   1,548
    Others                                                    24,891                15,585         9,306                  48,153

Long-term liabilities                                        850,871               862,081       (11,210)                836,358
    Bonds                                                    500,000               500,600          (600)                500,600
    Allowance for retirement benefits                        290,706               292,493        (1,787)                293,269
    Others                                                    60,165                68,988        (8,823)                 42,489
                             Total liabilities             2,753,906             2,832,489       (78,583)              2,692,635

             Shareholders' equity
Common stock                                                 397,049               397,049             -                397,049
Capital surplus                                              416,970               416,970             -                416,970
    Capital reserve                                          416,970               416,970             -                416,970
Retained earnings                                          5,911,059             5,731,342       179,717              5,555,909
    Legal reserve                                             99,454                99,454             -                 99,454
    Reserve for losses on overseas investments                   252                   254            (2)                   254
    Reserve for special depreciation                           2,457                 1,498           959                  1,498
    Reserve for reduction of acquisition cost                  6,475                 5,382         1,093                  5,382
    of fixed assets
    General reserve                                        5,040,926             4,640,926       400,000              4,640,926
    Unappropriated retained earnings at end                  761,493               983,826      (222,333)               808,393
    of period
Net unrealized gains on other securities                     264,984               305,725       (40,741)               232,829
Less: treasury stock                                      (1,073,216)             (866,413)     (206,803)              (629,185)
                    Total shareholders' equity             5,916,848             5,984,675       (67,827)             5,973,575
-----------------------------------------------------------------------------------------------------------------------------------
  Total liabilities and shareholders' equity               8,670,755             8,817,164      (146,409)             8,666,210
-----------------------------------------------------------------------------------------------------------------------------------


                                Unconsolidated 3